# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Factorial Energy Inc., CIK 0002049662
CUSIP: 30347G103
Title of class of securities: Series A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 805 Middlesex Turnpike, Billerica, Massachusetts (MA), 01821
Date of event which requires filing of this statement: 08/10/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002049612

## Reporting persons
- CGC III Sponsor LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,451,973; sole dispositive power 0; shared dispositive power 8,451,973; aggregate amount beneficially owned 8,451,973 (9.2% of the class)
- Pangaea Three-B, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,451,973; sole dispositive power 0; shared dispositive power 8,451,973; aggregate amount beneficially owned 8,451,973 (9.2% of the class)
- Peter Yu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,451,973; sole dispositive power 0; shared dispositive power 8,451,973; aggregate amount beneficially owned 8,451,973 (9.2% of the class)

## Item 1. Issuer
Name of issuer: Factorial Energy Inc.
Address of issuer's principal executive offices: 805 Middlesex Turnpike, Billerica, MA 01821

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) CGC III Sponsor LLC
(ii) Pangaea Three-B, LP
(iii) Peter Yu

The Reporting Persons are filing this Schedule 13G/A. The Reporting Persons previously filed a Schedule 13G on August 5, 2025 with respect to the Class A ordinary shares of the Issuer (which was formerly known as Cartesian Growth Corporation III or "CGC").

On June 5, 2026, CGC consummated a business combination (the "Business Combination") pursuant to the terms of the Business Combination Agreement, dated December 17, 2025, by and among CGC, Fenway MS, Inc., a Delaware corporation and wholly-owned subsidiary of CGC, and Factorial Inc., a Delaware corporation, as amended by the Amendment No. 1 to Business Combination Agreement, dated as of March 26, 2026 and Amendment No. 2 to Business Combination Agreement, dated as of May 18, 2026. In connection with the consummation of the Business Combination (the "Closing"), the Issuer changed its name from "Cartesian Growth Corporation III" to "Factorial Energy Inc." In connection with the Closing, immediately prior to the domestication of the Issuer as a Delaware corporation, among other things, each of CGC's Class B ordinary shares (the "Class B ordinary shares") converted into one Class A ordinary share of CGC as described in CGC's Registration Statement on Form S-4 (File No. 333-294663). Immediately after such conversion, in connection with the domestication of CGC as a Delaware corporation, each Class A ordinary share of CGC converted into one share of the Issuer's Series A common stock (the "Series A Common Stock") on a one-for-one basis.

In connection with the Closing, (i) 5,710,000 Class B ordinary shares held by the Sponsor and (ii) 100,000 Class B ordinary shares held by CGC III Sponsor DirectorCo LLC ("DirectorCo") were automatically converted into 5,810,000 shares of Series A Common Stock. The Sponsor is the sole managing member of DirectorCo. The remaining 1,090,000 Class B ordinary shares of CGC held by the Sponsor were forfeited. Simultaneously with the Closing, Pangaea Three-B, LP ("Pangaea") acquired 1,179,404 shares of Series A Common Stock pursuant to a private placement.

The aggregate number of shares of Series A Common Stock to which this Schedule 13G/A relates includes 1,468,894 shares that were purchased in the open market by Pangaea using personal funds.

The percentage reported herein gives effect to the beneficial ownership limitation contained in the warrants to purchase Series A Common Stock ("Warrants") held by the Reporting Person, which provides that the Reporting Person may not exercise the Warrants to the extent that, after giving effect to such exercise, the Reporting Person, together with its affiliates and any other persons whose beneficial ownership would be aggregated with the Reporting Person for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), would beneficially own more than 4.9% of the Issuer's outstanding Series A Common Stock. Accordingly, the number of shares of Series A Common Stock beneficially owned by the Reporting Person includes 8,451,973 shares of Series A Common Stock and excludes 4,724,120 shares of Series A Common Stock underlying Warrants that are not currently exercisable due to the 4.9% beneficial ownership limitation.

Upon closing of the Business Combination, Peter Yu resigned from his role as Chairman of the board of directors of the Issuer. As the Reporting Persons no longer have representation on the board of directors of the Issuer and none of them currently has beneficial ownership of more than 20% of the Series A Common Stock, as calculated in accordance with Rule 13d-3 under the Exchange Act and otherwise have not acquired the Series A Common Stock of the Issuer reported herein with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, the Reporting Persons are filing this Schedule 13G/A pursuant to Rule 13d-1(d) to amend the Schedule 13G with respect to their beneficial ownership and hereafter will comply with the reporting requirements applicable hereto.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 505 Fifth Avenue, 15th Floor, New York, NY 10017.
Citizenship: CGC III Sponsor LLC is a Cayman Islands limited liability company, Pangaea Three-B, LP is a Cayman Islands limited partnership and Peter Yu is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 8,451,973
Percent of class: 9.2%. The foregoing percentage is calculated based on 91,510,501 shares of the Issuer's Series A Common Stock outstanding as of June 5, 2026, as reported in the Issuer's Current Report on Form 8-K filed on June 10, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 8,451,973
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 8,451,973

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- CGC III Sponsor LLC: /s/ Peter Yu, Peter Yu/President and Manager (08/10/2026)
- Pangaea Three-B, LP: /s/ Peter Yu, Peter Yu/Managing Member, By: Pangaea Three GP, LP Its: General Partner, By: Pangaea Three Global GP, LLC Its: General Partner (08/10/2026)
- Peter Yu: /s/ Peter Yu, Peter Yu (08/10/2026)